27 August 2010
VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Stephen Krikorian

Re:	Gravity Co., Ltd. Form 20-F filed June 1, 2010 (File No. 000-51138)
Dear Mr. Krikorian,
In response to your letter dated August 18, 2010 (the “Comment Letter”) setting forth the Staff’s comments regarding the Form 20-F (the “2009 20-F”) of Gravity Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2009 filed June 1, 2010 with file no. 000-51138, on behalf of the Company, we respectfully request for an extension to respond to the Comment Letter.
The Company and the Company’s accounting firm are currently compiling the necessary information and records to prepare a response and expect that it will take approximately two weeks to compile a full set of records to formulate a complete response. On behalf of the Company, we respectfully request for an extension of time to respond to the Comment Letter by September 17, 2010.
Please feel free to contact me at +852-2218-9167 or by fax at the number listed above if you have any questions regarding the foregoing.
Respectfully yours,
Christie H. Tang

cc:	Mark J. Lee
Kim Heung Gon / Lee Yoon Joo

Gravity Co., Ltd.